Exhibit 8.1
Subsidiaries of Banco Latinoamericano de Comercio Exterior, S.A.

Name of Subsidiary	Jurisdiction of Incorporation
Bladex Holdings Inc.	United States
Bladex Representação Ltda.	Brazil
Bladex Development Corp.	Panama